FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 1, 2007

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-          )

Enclosure:  3 Press Releases dated October 1, 2007

Corporate Express NV

For more information:

Media Relations:
PRESS RELEASE	+31 (0)20 651 10 19

Investor Relations:
+31 (0)20 651 10 42

www.cexpgroup.com

CORPORATE EXPRESS TO APPOINT PETER DAMMAN AS PRESIDENT CORPORATE EXPRESS EUROPE

Amsterdam, the Netherlands, 1 October 2007 - Corporate Express announced today the appointment of Peter Damman as President Corporate Express Europe, with immediate effect.

Peter Damman (1962) was born in the Netherlands. He studied law as well as International Economics at the University of Utrecht. After graduating, he has been working for Internatio-Muller, Van Dorp Group and, including recently as Vice President European merchandising at Office Depot.

Mr. Damman has held a number of senior commercial management positions with Office Depot; among other things he has been responsible for the European roll-out of Viking Direct. He also set up the global merchandising team, developed a global supplier strategy and rolled out the Office Depot private brand strategy.

Mr. Damman has broad experience of all aspects of the sales and marketing functions after a career in the office products industry spanning over 20 years. He is well known in the European office products industry and a frequent contributor to industry conferences and publications.

Peter Ventress, CEO of Corporate Express, commented: “I am delighted with Peter Damman joining Corporate Express and taking over from me as President CE Europe. With 20 years of experience within all areas of our industry, he is well-equipped to further build on the sound foundations we have laid to grow our European business. I welcome him to our new Executive Management Group where his broad international experience will be most valuable.”

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About Corporate Express

Corporate Express provides customers with a single source of business products and services, so they can focus their energy and time on their core business. Corporate Express helps organisations to save time and maximize their productivity.

Headquartered in the Netherlands, Corporate Express generated 2006 annual sales of EUR 6.3 billion. The Company has a widespread global distribution network spanning North America, Europe and Australia, has close to 19,000 employees, and operations in 20 countries. Corporate Express is listed on Euronext Amsterdam (Euronext: CXP) and in New York (NYSE: CXP). For more information, please visit: www.cexpgroup.com

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Corporate Communications	Telephone: +31 (0)20 651 10 19
corpcomm@cexpgroup.com

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Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

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Corporate Express NV

For more information:

Media Relations:
PRESS RELEASE	+31 (0)20 651 10 19

Investor Relations:
+31 (0)20 651 10 42

www.cexpgroup.com

NEW MANAGEMENT AND STRATEGY TO UNLOCK FULL POTENTIAL

Stand-alone Corporate Express best way forward to create shareholder value

HIGHLIGHTS

•                  Strategic Review outcome: having considered all options, stand-alone position as global player best way forward

•                  Peter Ventress appointed as CEO, effective immediately, to lead transformation into a more operationally focussed and sales driven organisation

•                  Frank Meysman taking over as Chairman of the Supervisory Board

•                  Sales focus reflected in key strategic priorities:

•                  Increase share of wallet of large customers and grow market share

•                  Improve category offering

•                  Grow mid-market presence in US and Europe

•                  Strengthen geographic footprint

•                  Creation of one global management team to improve operational execution significantly

•                  For Global Office Products: average annual organic sales growth of over 6% for 2008-2010 targeted; business model supporting EBITDA-margin of at least 7%

Amsterdam, the Netherlands, 1 October 2007 - A stand-alone position as the global B2B player in the office supplies market is the best way forward for Corporate Express. It provides an excellent opportunity to create growth and shareholder value. In order to unlock this potential fully, increased focus and significantly improved execution are necessary. These are the most important outcomes of the strategic review that Corporate Express commenced in March with the assistance of external advisors, including Deutsche Bank, JPMorgan and strategic consultants.

A wide range of strategic options has been considered, including sale, break-up and merger scenarios. The conclusion is that the stand-alone scenario is in the best interest of our shareholders and other stakeholders.

Based on the strategic review’s conclusions, Corporate Express today announces a series of strategic initiatives and organisational changes designed to transform the company into a more operationally focussed and sales driven organisation.

“FOCUS. EXECUTE. DELIVER.”

Peter Ventress, the new CEO: “The conclusions of our strategic review are very clear: the strategy to focus and build on our position as a global B2B player in the office supplies market is the best way forward. It provides the greatest opportunity for value creation and growth. We operate in an attractive market, in which we have a leading position. We are convinced Corporate Express is well positioned to outperform the market, due to its great eCommerce and logistics system, scale, B2B market leading position and people. However, we will have to improve drastically our operational execution and performance in order to be able to capitalise on this position. It is all about Focus. Execute. Deliver.”

Press Conference (at 9h30 CET) and Analyst & Investor meeting (at 11h CET) details on page 4.

Both conferences will be webcasted.

PETER VENTRESS NAMED NEW CEO TO LEAD TRANSFORMATION

To lead the transformation into a more operationally focussed and sales driven organisation Peter Ventress, until today President of Corporate Express Europe, has been appointed Chief Executive Officer with immediate effect. “In our search for a successor for Frans Koffrie as CEO, we unanimously concluded: Peter is the best man for the job. He has a strong track record in delivering results both in Europe and Canada, he knows our industry and he knows our company. That enables him to hit the ground running in making the changes we announce today,” says Frank Meysman, the new Chairman of the Supervisory Board.

Frans Koffrie has stepped down with immediate effect as member of the Executive Board. George Dean will retire as planned after the AGM in April 2008. As of then, the Executive Board will consist of Peter Ventress (CEO) and Floris Waller (CFO).

Paul van den Hoek has decided to step down as Chairman of the Supervisory Board at the end of today. He will be succeeded by Frank Meysman, who joined the Supervisory Board in April 2006. Mr. Meysman’s previous position was chairman of the board of Sara Lee/DE and board member of Sara Lee Corporation.

Paul van den Hoek says: “I feel the company is positioned very well to deliver and I am completely supportive of the chosen direction, strategy and changes. In order to allow the new management to fully focus on the future, I decided to step down today rather than as scheduled at the AGM in April 2008.”

Frank Meysman says: “We respect Frans’ decision to step down and would like to thank Frans sincerely for the many contributions he has made to our company over the years. He has been the architect of Corporate Express’ transformation from a diversified holding company into a focussed office supplier with strong market positions. At this time, we would like to thank Paul for all the contributions he has made over many years in not only supervising, but also in helping to shape the company as it is today.”

KEY STRATEGIC PRIORITIES

Corporate Express has identified four key strategic priorities that will deliver profitable growth.

•                  Increase share of wallet with large clients. The review identified that Corporate Express has an opportunity to increase the share of wallet of its largest corporate customers as well as to grow its share in this market.

•                  Improve category offering: There is room to better coordinate the product offering across Corporate Express, to fully leverage its Private Brands programme and to rationalise the product range. New methods to manage categories are being introduced, all with the goal to deliver the right products to our customers in the most cost-efficient way.

•                  Grow mid-market share: Currently only 20% of Corporate Express’ sales originate from the mid-market segment. Given the above average gross margins and the growth in this market, the company believes it is necessary and attractive to reinvigorate its mid-market approach. Initiatives have been launched in the US and Europe to increase the number of accounts and sales in this market, while at the same time reducing service costs.

•                  Strengthen geographic footprint. There is opportunity to attain leading positions across Europe. Looking into the future there are also viable options in high growth emerging markets.

ONE GLOBAL MANAGEMENT TEAM

To deliver on the four strategic priorities and further transition from a holding company to a truly global operating company, a newly formed Executive Management Group (EMG), will lead the company operationally. Next to the Executive Board members, it consists of senior geographical and functional leaders.

“We have to transform radically our management structure and our ability to execute. Quite simply; we have to be better at the basics. Our decentralised structure is no longer appropriate. Now, our organisation has to mirror our unique position as a global pure-play B2B office supplies company, and ensure we achieve our strategic priorities,” says CEO Peter Ventress.

“There will be changes in our management structure, which will allow us to be closer to the business and make us much more operationally focussed. It will also enable us to share best practices and improve the cost efficiency of our business. We are confident that the changes we are announcing today will deliver higher growth and higher margin and are for the benefit of shareholders, customers and employees.”

The new operational management is already in a process of reassigning roles in management of sales and operations and centralising key support functions. Corporate Express will refocus its activity and resources towards sales. Marketing efforts will be targeted to optimise the number of contacts with customers and to deliver strong sales support across all segments of the market. The EMG will introduce clear and specific targets and key performance indicators that drive a strongly performance-oriented culture which will be applied throughout the company.

The EMG consists out of the Executive Board members Peter Ventress (CEO) and Floris Waller (CF)) and George Dean (until his retirement). Furthermore, those are Jay Mutschler (President CE US) and Peter Damman (President CE Europe), who joined Corporate Express today. In addition, Tim Beauchamp (Logistics), Ron Lalla (Merchandising) and Dick Dijkstra (IT) complete the EMG, with the People & Organisation role not yet filled.

FINANCIAL TARGETS

These measures will all drive operational execution to improve significantly. As a distribution company, sales growth in combination with cost control measures will result in a clear improvement in operating profit.

Corporate Express is confident that the announced changes and initiatives will result in average annual organic sales growth of at least 6% for Global Office Products for the period 2008-2010. Our Australian and European businesses are already showing sound growth profiles. Our US management has stabilised operations and is improving on its organic growth, as evidenced by estimated third quarter organic sales growth as reported today.

Peter Ventress: “Given our business model as a focussed global B2B player and the sales growth targets we have set ourselves, I am confident Corporate Express can generate EBITDA-margins of at least 7% for our Global Office Products business, including overhead costs. Today, about a quarter of our business already generates EBITDA-margins of at least 7%, including Australia, the Nordics and Canada.”

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A press conference will be hosted at hotel “The Grand” in Amsterdam on 1 October starting at 9.30 CET. An audio web cast of the conference can be accessed via www.cexpgroup.com or it is possible to listen to the proceedings via telephone number: +31 (0)20 712 13 05 (access code: 4597519).

An analyst & investor meeting will start at 11.00 CET. The video webcast can be accessed via www.cexpgroup.com or it is possible to listen to the proceedings via telephone number: +31 (0)20 713 28 60 (access code: 6426487). The PowerPoint presentation will be available in the same section.

Financial calendar

Publication third quarter results 2007:	Tuesday 6 November 2007
Publication fourth quarter results 2007:	Friday 22 February 2008
Annual General Meeting of Shareholders 2007:	Tuesday 8 April 2008

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Corporate Communications	Telephone: +31 (0)20 651 10 19
corpcomm@cexpgroup.com

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INSIGHTS INTO CORPORATE EXPRESS STRATEGY

BACKGROUND

In March 2007, the Supervisory Board and Executive Board commenced its regular strategic review of the Group. The review was intended to determine whether the Group’s existing strategy remained valid and was the optimal means to deliver shareholder value. The Group secured the services of a number of external advisers, including, Deutsche Bank, JPMorgan and strategic consultants, to assist in the review and look at all options concerning the future of the group.

The review demonstrates that as a recognised global B2B player with strong local footprints and leading global logistical and eCommerce capabilities, the company is well-positioned to deliver. The review also shows that, in order to fully unlock this potential, increased focus and significantly improved execution are necessary.

OUR RECENT HISTORY
Corporate Express has a long history as a company with distribution and trading as its main activities. The acquisition of Corporate Express Group in 1999 was a quantum leap into the office supplies sector with deliberate efforts since then by management to become a pure B2B office supplies player.

Corporate Express has been focusing its business towards office supplies for the last decade, supported by recent announcements of disposals of non-core businesses (ASAP Software and Veenman in Germany) and acquisitions in key focus areas (ATG in Norway and Davenport in Canada).

The renaming of Buhrmann into Corporate Express NV in spring 2007 also reconfirmed its pure focus on office products.

OUR MARKETS

The B2B office supplies market is an attractive, increasingly global market, representing an over EUR 100 billion opportunity. Additional growth for the B2B business model is to be realised in adjacent markets, like Forms & Prints, Facility, Educational Supplies and Promotional Marketing, enlarging Corporate Express’ addressable market substantially.

Major growth drivers are the amount of white-collar employees and the average amount spent per employee. Office supplies are sensitive to macro-economic developments, due to part of its spending being discretionary items (e.g. whiteboards, furniture) that can be postponed for a while. The majority of office supplies is consumables, relating to the amount of white collar employees at work, therefore GDP growth is a good general proxy for the underlying trend of market growth.

Corporate Express has established itself as a global B2B player with leading positions in about 20 key markets. It is the number one B2B operator in numerous countries, like the US, Australia, Norway, Sweden, Germany and the Benelux and has the top 3 positions in Canada, Austria, Ireland, New Zealand and Italy. Corporate Express is present in Europe, North America and Australasia and is a pure-play B2B office supplies business.

A particular feature of market attractiveness is that geographic markets are still significantly fragmented with a sizeable part of the market controlled by small and medium-sized players. There is ample opportunity for continued consolidation of the market by major players, like Corporate Express both organically and by acquisition.

CORPORATE EXPRESS’ UNIQUE SELLING POINTS

Corporate Express’ ability to deliver next-day to all locations and customise its service to a customer’s requirements is a key differentiator and is instrumental in helping a customer to control its spending. It also minimises the risk of disintermediation, being a supplier dealing directly with any one of our customers.

Corporate Express has a state-of-the-art logistic and distribution backbone in place, which - together with sophisticated eCommerce platforms - ensures next-day ordering and delivery for its customers in the most cost-efficient way. The on-line ordering system provides customers with a single supplier using a single platform and paying on a single invoice.

Corporate Express is a pure B2B office supplier, without a retail presence and no ambition to build such presence. We sell to strategic, large and medium-sized companies as well as to verticals such as healthcare, (semi-) government and education.

Our own brands, like Corporate Express and EXP, have been growing strongly for years, resulting in over a EUR 1 billion in sales in 2006. A tiered own brand-range based on price-quality enables Corporate Express to offer a broad range of compelling products for the different needs of its customers.

Global sourcing offices in Hong Kong and Shenzhen have been opened this summer to support Corporate Express’ global merchandising efforts, its own brands programmes and its preferred supplier initiatives.

Corporate Express is the only B2B player with real global coverage, due to its presence in North America, Europe and Australia, strengthened with alliances in Latin America, Europe and Southeast Asia.

Its global presence not only enables Corporate Express to service its customers anytime everywhere. It also caters for the exchange of best practices in areas such as eCommerce, private brands, merchandising, logistics (e.g. Pick-to-Voice, Pick-to-Cart and other technologies) and sales (deployment Salesforce.com).

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About Corporate Express

Corporate Express provides customers with a single source of business products and services, so they can focus their energy and time on their core business. Corporate Express helps organisations to save time and maximize their productivity.

Headquartered in the Netherlands, Corporate Express generated 2006 annual sales of EUR 6.3 billion. The Company has a widespread global distribution network spanning North America, Europe and Australia, has close to 19,000 employees, and operations in 20 countries. Corporate Express is listed on Euronext Amsterdam (Euronext: CXP) and in New York (NYSE: CXP). For more information, please visit: www.cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Corporate Express NV

For more information:

Media Relations:
PRESS RELEASE	+31 (0)20 651 10 19

Investor Relations:
+31 (0)20 651 10 42

www.cexpgroup.com

CORPORATE EXPRESS NV Q3 2007 TRADING UPDATE

Amsterdam, the Netherlands, 1 October 2007 - Corporate Express announced today a Q3 2007 trading update disclosing its estimated organic growth numbers for its North American and European activities.

Office Products North America is estimated to realise organic growth of a negative 1% in the third quarter versus a negative 3% in the second quarter and a negative 1% in the first quarter. Corporate Express has seen no change in market conditions compared to the second quarter, with the US office supplies market being in modest decline.

Office Products Europe is estimated to report organic growth of 7% in the third quarter versus 5% in the previous quarter continuing to take market share.

Full third quarter figures will be reported on Tuesday 6 November 2007.

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About Corporate Express

Corporate Express provides customers with a single source of business products and services, so they can focus their energy and time on their core business. Corporate Express helps organisations to save time and maximize their productivity.

Headquartered in the Netherlands, Corporate Express generated 2006 annual sales of EUR 6.3 billion. The Company has a widespread global distribution network spanning North America, Europe and Australia, has close to 19,000 employees, and operations in 20 countries. Corporate Express is listed on Euronext Amsterdam (Euronext: CXP) and in New York (NYSE: CXP). For more information, please visit: www.cexpgroup.com

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Corporate Communications	Telephone: +31 (0)20 651 10 19
corpcomm@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  October 1, 2007

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